Diversified Investors Portfolios

(a) Special Meeting on May 7, 2002.
Meeting adjourned until June 28, 2002.
(b) Election of a Board of Trustees: Neal M. Jewell,
Robert Lester Lindsay, Peter Kunkel, Eugene M. Mannella,
Mark Mullin, Joyce Galpern Norden, Patricia L. Sawyer
(c) ITEM 1. To elect a Board of Trustees.

Affirmative Votes 	= $9,565,138,646.97 of beneficial interests
Negative Votes 	= $11,953,239.07 of beneficial interests